FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Lackey, Paul K.
   4502 East 41st Street, Suite 3B33


   Tulsa, OK  74135
2. Issuer Name and Ticker or Trading Symbol
   Matrix Service Company (MTRX)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   01/03
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $6.050                                                                                  10/23/11
(right to buy)
Non-Qualified Stock Option     $7.400                                                                                  10/22/12
(right to buy)
Phantom Shares                                                                                                         06/01/08
Non-Qualified Stock Option     $4.250                                                                                  10/18/10
(right to buy)
Phantom Shares (1)                             01/21/03       A         117                               (2)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)
Phantom Shares                           Common Stock                   5,050                     5,050         D   Direct
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)
Phantom Shares (1)             01/21/03  Common Stock                   117                       117           D   Direct

Explanation of Responses:

(1)
Matrix Service Company Common Stock
(2)
The SAR became 100% exercisable upon grant.

SIGNATURE OF REPORTING PERSON
/S/ Lackey, Paul K.
DATE 01/22/03